UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

                   UniTek Global Services, Inc.

(Name of Issuer)

                 Common Stock, par value $.00002

(Title of Class of Securities)

     91324T302

(CUSIP Number)

     May 16, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 91324T302

1. Names of Reporting Persons. Red Oak Partners, LLC
2. Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization. New York
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 945,000
7. Sole Dispositive Power 0
8. Shared Dispositive Power 945,000
9. Aggregate Amount Beneficially Owned by Each Reporting Person 945,000
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (11) 5.05%
12. Type of Reporting Person (See Instructions) OO

13G

CUSIP No. 91324T302

1. Names of Reporting Persons. The Red Oak Fund, LP
2. Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 562,877
7. Sole Dispositive Power 0
8. Shared Dispositive Power 562,877
9. Aggregate Amount Beneficially Owned by Each Reporting Person 562,877
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (11) 3.01%
12. Type of Reporting Person (See Instructions) PN

13G

CUSIP No. 91324T302

1. Names of Reporting Persons. Pinnacle Partners, LLC
2. Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization. Colorado
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 382,123
7. Sole Dispositive Power 0
8. Shared Dispositive Power 382,123
9. Aggregate Amount Beneficially Owned by Each Reporting Person 382,123
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (11) 2.04%
12. Type of Reporting Person (See Instructions) OO

13G

CUSIP No. 91324T302

1. Names of Reporting Persons. Pinnacle Fund, LLLP
2. Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization. Colorado
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 382,123
7. Sole Dispositive Power 0
8. Shared Dispositive Power 382,123
9. Aggregate Amount Beneficially Owned by Each Reporting Person 382,123
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (11) 2.04%
12. Type of Reporting Person (See Instructions) PN

13G

CUSIP No. 91324T302

1. Names of Reporting Persons. David Sandberg
2. Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 945,000
7. Sole Dispositive Power 0
8. Shared Dispositive Power 945,000
9. Aggregate Amount Beneficially Owned by Each Reporting Person 945,000
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (11) 5.05%
12. Type of Reporting Person (See Instructions) IN

13G

CUSIP No. 91324T302

ITEM 1.

(a) Name of issuer:

UniTek Global Services, Inc. (the “Issuer”)

(b) Address of Issuer's Principal Executive Offices:

1777 Sentry Parkway West

Gwynedd Hall Suite 202

Blue Bell, PA 19422

ITEM 2.

(a)

The names of the persons (the “Reporting Persons”) filing this Statement (this "Statement") are David Sandberg, the controlling member of Red Oak Partners, LLC, a New York limited liability company ("Red Oak Partners"), which serves as the general partner of The Red Oak Fund, LP, a Delaware limited partnership (the "Red Oak Fund") and a managing member of Pinnacle Partners LLC, a Colorado limited liability company (“Pinnacle Partners”), the general partner of Pinnacle Fund, LLLP, a Colorado limited liability limited partnership ("Pinnacle Fund" and together with the "Red Oak Fund", the "Funds"). The Funds are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Funds directly own the shares as reported in this Statement. Each of the Reporting Persons hereto disclaims beneficial ownership with respect to any shares other than the shares owned directly by such filer.

(b)  The principal office or business address of the Red Oak Fund, Red Oak Partners and David Sandberg is 304 Park Avenue South, 11th Floor, New York, NY 10010.  The principal office or business address of Pinnacle Partners and Pinnacle Fund is 2810 North Speer Boulevard, Denver, CO 80211.

(c) David Sandberg is a citizen of the United States.

(d) This Statement relates to Common Stock, $.00002 par value, of the Issuer.

(e) The CUSIP Number of the Shares of the Issuer is 91324T302.

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[_]	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_]	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

Red Oak Partners beneficially owns 945,000 shares of Common Stock.  The Funds are each controlled by Red Oak Partners.  Therefore, Red Oak Partners may be deemed to beneficially own (i) the 562,877 shares of Common Stock held by the Red Oak Fund, and (ii) the 382,123 shares of Common Stock held by Pinnacle Fund.

Mr. Sandberg beneficially owns 945,000 shares of Common Stock.  Mr. Sandberg, as the managing member of Red Oak Partners may be deemed to beneficially own the 945,000 shares of Common Stock beneficially owned by Red Oak Partners through the Funds.

Red Oak Fund may be deemed to beneficially own 562,877 shares of Common Stock.  Pinnacle Fund may be deemed to beneficially own 382,123 shares of Common Stock.

(b)

Percent of class:

With respect to David Sandberg and Red Oak Partners, 5.05% of Common Stock.  With respect to the Red Oak Fund, 3.01% of Common Stock.  With respect to Pinnacle Partners and Pinnacle Fund, 2.04% of Common Stock.

(c) Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

With respect to David Sandberg and Red Oak Partners, LLC, 945,000 shares of Common Stock.

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

With respect to David Sandberg and Red Oak Partners, LLC, 945,000 shares of Common Stock.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE     SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

(a) Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2013

By:

/s/ David Sandberg

Name:

David Sandberg

RED OAK PARTNERS, LLC

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

THE RED OAK FUND, L.P.

By:

RED OAK PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

PINNACLE PARTNERS, LLC

By:

RED OAK PARTNERS, LLC,

its managing member

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

PINNACLE FUND, LLLP

By:

PINNACLE PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member